AM 3/8/2005

05036827

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sea Port Group Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC MAIL RECEIVED FEB 28 2005 WASH, D.C. 185 SECTION PROCESSING

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sea Port Group Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me on 2/25/05

Signature

CEO

Title

JONATHAN R. SILVERMAN
Notary Public, State of New York
No. 02SI6026322
~~Qualified~~ in New York County
Commission Expires ~~June 14, 2003~~ August 6, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2004

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
TABLE OF CONTENTS

DECEMBER 31, 2004

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT

To the Member
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

We have audited the accompanying statement of financial condition of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) as of December 31, 2004, and the related statements of income and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supporting schedules is presented only for supplementary analysis and is not part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, but was compiled from information that is the representation of management, without audit or review. Accordingly, we do not express an opinion or any other form of assurance on the supporting schedules.

Povol and Feldman CPA PC

Lake Success, New York
February 7, 2005

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets:	
Cash and cash equivalents	$2,993,887
Trading Securities	817,952
Prepaid expenses	27,020
Total Current Assets	3,838,859
Deposit with clearing broker	100,784
Total Assets	$3,939,643

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable	$1,585,812
Accrued taxes payable	146,540
Total Current Liabilities	1,732,352
Member's Equity	2,207,291
Total Liabilities and Member's Equity	$3,939,643

See the accompanying notes and auditors' report.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Brokerage income	$11,372,296
Commission income	863,804
Interest income and other	55,559
Unrealized depreciation on securities in position	(317,228)
	11,974,431
Cost of Operations:	
General and administrative expenses	700,323
Service agreement expenses	10,517,242
	11,217,565
Income before income taxes	756,866
Provision for income taxes	146,540
Net Income	610,326
Member's equity - beginning of year	2,921,965
Less: Member's distributions	(1,325,000)
Member's equity - end of year	$ 2,207,291

See the accompanying notes and auditors' report.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net income	$ 610,326
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in:	
Unrealized losses on marketable securities	317,228
Trading Securities	(638,034)
Accrued Interest	4,861
Prepaid expenses	(27,020)
Accounts payable	752,626
Accrued taxes payable	22,958
Net Cash Provided by Operating Activities	1,042,945
Cash Flows From Financing Activities:	
Member's distributions	(1,325,000)
Net Decrease in Cash and Cash Equivalents	(282,055)
Cash and cash equivalents – Beginning of Year	3,275,942
Cash and cash equivalents – End of Year	$2,993,887
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 123,582

See the accompanying notes and auditors' report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Sea Port Group Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001, with a perpetual life. The Company is engaged in brokering and investing in defaulted high yield securities of distressed companies. The Company also brokers trades of newly issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutional funds that manage between $100 million and several billion dollars.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a settlement date basis, with an adjustment made monthly for trades made in euro dollars converted to U.S. dollars.

Income taxes

The Company operates as an LLC and files its tax returns with the parent company, as a partnership. The partnership is not subject to Federal income taxes and, accordingly, the individual members report their pro-rata share of income or loss on their individual income tax returns.

The current tax provision represents the New York City Unincorporated Business Tax, as allocated to the Company based upon its representative share of revenues less allowable expenses. Permanent and timing differences between the expected local income tax rate and the effective tax rate include the tax effects of the nondeductible portion of member's pension expenses, travel and entertainment expenses, and special depreciation.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash, clearing deposits, and trading securities. The Company maintains its cash in two financial institutions. At December 31, 2004, approximately $2,895,000 was in excess of federally insured amounts. The Company's clearing deposit was maintained by Pershing, LLC. The Company manages the clearing deposits and trading securities risk by monitoring the performance of the clearing broker.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Foreign currency transactions

Periodically the Company engages in foreign security transactions that may produce translation gains or losses. These transactions occur in the normal course of business, but the translation gains or losses do not have a significant effect on the business.

Foreign currency translations are recorded currently with each transaction. For the year ended December 31, 2004, the net foreign currency loss was approximately $2,300, and included in interest income and other revenue.

TRADING SECURTIES:

At December 31, 2004, the cost of securities, consisting of equity and fixed income investments, exceeded its fair market value by $290,007.

DEPOSIT WITH CLEARING BROKER:

The Company maintains a clearing agreement with Pershing, LLC. A deposit in the amount of $100,000 was made in April 2002 and shall remain on deposit until the agreement is terminated by either party, by submitting such a written request within 90 days. Pershing, LLC reserves the right to increase the deposit amount to a maximum of $250,000 predicated on certain changes in the Company's business or certain other business circumstances. No such changes, or demands, have been made to date.

RELATED PARTY TRANSACTIONS:

Services Agreement

The Company entered into a service agreement with its parent company on April 1, 2002, on a continuous basis. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the parent company. In return, the Company pays a servicing fee which is calculated based upon a percentage of aggregate revenue that the Company generates and is allocated between the parent Company's employment compensation and overhead cost areas. The servicing fee is invoiced within 15 days of the end of each month and is payable upon demand. A detailed expense allocation supports each invoice.

For the year ended December 31, 2004, the Company incurred service agreement expenses in the amount of $10,517,241. At December 31, 2004, the Company was obligated to its parent in the amount of $1,572,049, which is included in accounts payable.

COMMITMENTS AND CONTINGENCIES:

Clearing Agreement – Pershing, LLC

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold. To date, no such claims have been asserted, nor have such expenses been incurred.

Lease Commitment

The Company maintains a sublease agreement with its parent, expiring on January 30, 2009. The sublease is subject, and subordinate to, the parent Company's prime lease. The Company pays its parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement, which is calculated based upon a percentage of revenue. Rent expense amounted to $235,529 for the year ended December 31, 2004.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004

General and administrative expenses:

Bandwidth and network communications	$ 1,968
Bank fees	21
Clearing charges	666,838
Consulting	3,950
Dues and Subscriptions	24,401
Insurance	3,145
	$ 700,323

Service agreement expenses:

Bandwidth and network communications	$ 297,528
Bonuses	1,205,502
Commissions	5,686,565
Direct expenses	295,509
Employee benefits	232,514
General and administrative	411,620
Payroll taxes	192,864
Professional services	237,032
Rent and occupancy costs	235,529
Salaries and wages	1,373,544
Travel and entertainment	349,035
	$10,517,242

See auditors' report.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Member
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Povol and Feldman CPA PC

Lake Success, New York
February 7, 2005

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Computation of Net Capital

Total member's equity	$2,207,291
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	2,207,291
Additions:	
Other allowable credits	-
Total capital and allowable subordinated liabilities	2,207,291
Deductions:	
Non-allowable assets:	
Deposits and prepaid expenses	37,020
Net capital before haircuts on securities positions	2,170,271
Haircuts on securities	362,329
Net capital	$1,807,942

See auditors' report on supplemental information.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 115,490
Minimum dollar net capital requirement	$ 100,000
Minimum net capital requirement	$ 115,490
Excess net capital	$1,692,452

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$1,732,352
Ratio: Aggregate indebtedness to net capital	.96

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$1,980,986
Net audit adjustments reducing income	(141,323)
Increase in haircuts due to audit adjustment	(31,721)
Net capital	$1,807,942

See auditors' report on supplemental information.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under section (K)(2)(ii). The Company clears all customer transactions through another broker dealer on a fully disclosed basis, specifically through Pershing, LLC (Sec # 8-17574).

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

To the Member
Sea Port Group Securities, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of Sea Port Group Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lake Success, New York
February 7, 2005